Mail Stop 3561

February 24, 2006

Mr. Paul S. Pressler
President and Chief Executive Officer
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

       Re: **The Gap, Inc.**
              Form 10-K for Fiscal Year Ended January 29, 2005
              Filed March 28, 2005
              File No. 1-7562
              Form 10-Q for Fiscal Quarter Ended July 30, 2005
              Filed September 1, 2005
              File No. 1-7562

Dear Mr. Pressler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Michael Moran
              Accounting Branch Chief